WesBanco®

Janney Bank & Thrift Conference

May 14, 2010

Philadelphia, PA

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q's as of March 31, 2010, which is available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2009 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $5.4 billion
- Founded in 1870
- 32 banks/23 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 114 banking offices + Pittsburgh, PA Loan Office
  - 136 ATM's
- Non-bank activities include:
  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

An Expanding Franchise in Contiguous Markets: 114 banking offices


Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Frankfort
Lexington
Huntington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved

- Ranked #1-3 in deposit market share in 14 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL December 2009 Deposit Market Share Data

WesBanco

2009 Accomplishments

- Completed Amtrust branch acquisition in March, adding $600 million in deposits, enhancing overall bank liquidity with no loans.
- Paid back $75 million in TARP capital in September without necessity of a dilutive common raise. Repurchased warrant in December.
- Earnings for the year compared favorably with peer banks.
- Implemented new internet banking platform and mobile banking application.
- Improved market presence in Morgantown, WV market with new branch opening in August.

WesBanco

2010 Initiatives

- Continue balance sheet restructuring to improve capital & efficiency while anticipating higher interest rates.
- Improve regulatory capital to new “unofficial” well-capitalized ratios.
- Promote margin expansion through enhanced marketing of low cost accounts, management of loan/deposit rates, and pay-down of borrowings.
- Improve overall credit quality by segregating small business sales & underwriting, increasing monitoring focus on larger credits and expanding workout staffing.

WesBanco

2010 Initiatives (con't.)

- **Improve fee income by expanding treasury management focus and increasing sales of non-traditional products such as trust, brokerage and insurance.**
- **Control non-interest expenses through improved monitoring processes and technology initiatives.**
- **Monitor opportunities for selective acquisitions in-market.**

Investment Rationale

Stability, Diversity and Capital Strength

- Strong regulatory capital
- Proven acquisition-oriented growth strategy
- Improving liquidity
- Asset quality compares favorably with peers
- Diverse earnings stream
- Positioned for rising rates
- Improving stock performance

WesBanco

Strong Capital Base



15.00%
12.00%
9.00%
6.00%
3.00%
0.00%
2007
2008
2009
1Q '10
Tangible Equity / Tangible Assets
Total Risk Based Capital

Data Source = SNL Financial

WesBanco

Growth by Acquisition:
A WSBC Core Competency



(MM)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
2001
2003
2005
2007
2009
Acquired Assets: 2002 to 1Q2010 = $3.6B

- Focused on higher growth metro markets and enhanced market share
- Five acquisitions in seven years – assets more than doubled since 2001
- A history of successful consolidations
- Acquired 5 branches In Columbus in 2009

WesBanco

Securities Portfolio – Quality & Liquidity

Securities = $1.21 B
~23% of total assets



Agencies, 18.0%
Municipals, 29.5%
Agency Mortgage-Backed & CMOs, 51.6%
Equities & Other, 0.9%

- Average portfolio yield of 4.42% YTD
- WAL approx. 4 years
- Over 52% unpledged
- Minimal private label CMO's, equities or corporate/ABS securities
- Net unrealized securities gains of $26 million at quarter-end

WesBanco

Improving Deposit Mix

($ in thousands)


1Q 2005
Savings 14.6%
Interest Bearing 10.6%
Non-Interest 11.7%
MMDA 18.8%
Time Deposit 44.3%
1Q 2010
Savings 12.5%
Interest Bearing 11.4%
Non-Interest 13.4%
MMDA 19.4%
Time Deposit 43.3%

WesBanco

Significant Liquidity

- Loan-to-Deposit ratio decreased to 86% at 3/31/10, down from 103% before 2009 branch acquisition.
- Reduced reliance on wholesale funding (borrowings and brokered CDs); < 17% of total assets.
- Securities portfolio of $1.2B highly liquid; 52% unpledged and $26 million in net unrealized gains at 3/31/10.
- Available lines of credit, including $950 million FHLB availability at 3/31/10, $290 million of bank lines, and holding company unused line of $25 million.

Diversified Loan Portfolio

Total Loans = $3.44 B


Comm. & Ind.
13%
Consumer
8%
HELOC, 7%
Res. Real Estate,
20%
Comm. Real
Estate, 52%

Comm. Real Estate =
$1.78 B


Const & Dev.
14%
Owner-
Occupied
35%
Investor-
Owned
51%

Conservative Exposure to Potential Problem Loan Areas

WSBC is Below Regulatory CRE Guidelines

	Exposure[1] ($Millions)	% of RBC[2]	Regulatory Guideline
Land, Construction & Development	**$ 295**	**68%**	**100%**
Investor-Owned Commercial	**621**	**142%**	**N/A**
Investor-Owned Multi-Family	**187**	**43%**	**N/A**
Total Land, C&D, and Investor-Owned	**$1,103**	**253%**	**300%**

1 Total Loans Outstanding + Unused Commitments

2 Total Bank Risk-Based Capital = $435,946 at 3/31/10

WesBanco

Non-Performing Loans by Loan Category

(As a % of total loans)	1Q'09	4Q'09	1Q'10
Land, Construction & Development	0.20%	0.20%	0.52%
Investment Property	0.78%	0.66%	0.64%
Owner-Occupied	0.53%	0.61%	0.75%
Total CRE Non-Performing Loans	1.51%	1.47%	1.91%
Commercial & Industrial	0.25%	0.38%	0.41%
Residential & Home Equity	0.34%	0.58%	0.64%
Consumer	0.03%	0.03%	0.03%
Total Non-Performing Loans	2.13%	2.46%	2.99%

* Includes nonaccrual, renegotiated and 90 days past due

WesBanco

CRE and Construction Concentration vs. Peers

CRE & Const. Loans / Total Loans (%)


55.0
50.0
45.0
40.0
35.0
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010

CRE & Const. NAs[(1)] / Total CRE and Const. Loans (%)


5.0
4.0
3.0
2.0
1.0
0.0
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010

CRE & Const. NCOs / Total CRE and Const. Loans (%)


0.8
0.6
0.4
0.2
0.0
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010


WSBC
Peer Group Median

Source: SNL Financial
Note: WSBC data per GAAP filings; Peer data per regulatory reports
Peer group includes select banks located in Western Pennsylvania, Ohio, Indiana and West Virginia with assets between $1 billion and $10 billion
(1) Nonaccrual Loans; Does not include renegotiated loans

WesBanco

NPA + ≥ 90 PD Loans / Total Loans + OREO


WSBC
National Peers*
2.24%
3.65%
2.67%
4.35%
2.82%
4.78%
2.70%
4.80%
3.21%
4.55%
1Q'09
2Q'09
3Q'09
4Q'09
1Q'10

- National Peer Group = Median of 102 banks nationwide with assets between $2-$10 B. The 1Q ’10 peer data had 46 of 102 available for NPA.

WesBanco

Ann. Net Charge-offs / Avg. Loans



WSBC
National Peers*
1.17%
1.79%
2.19%
2.44%
1.58%
0.57%
0.68%
1.58%
1.59%
0.83%
1Q'09
2Q'09
3Q'09
4Q'09
1Q'10

- National Peer Group = Median of 102 banks nationwide with assets between $2-$10 B. The 1Q '10 peer data had 95 of 102 available for net charge-offs.

WesBanco

Improving Credit Infrastructure: 2010 Initiatives

- Added more staff to Special Assets and credit risk management
- Conducted skills assessment to identify and prioritize opportunities for lender development
- Initiated additional formal credit training program for commercial & retail sales force
- Centralized underwriting and administration for small business lending; expanded delivery channels
- Strengthened loan review process; initiated monthly meetings with lenders to channel local market intelligence to regional and corporate levels on a monthly basis

Quarterly Performance Comparison

($000's except per share data)	1Q 2010	1Q 2009	%Δ
Net Income Available to Common Shareholders	$7,910	$4,394	+ 80.0%
Diluted Earnings Per Share	$0.30	$0.17	+ 76.5%
Loan Loss Provision	$11,500	$9,550	- 20.4%
Pre-tax, Pre-provision & Pre-TARP – Income (FTE)	$21,892	$17,643	+ 24.1%
Return on Average Assets	0.59%	0.42%	+ 40.5%
Return on Average Equity	5.36%	3.33%	+ 61.0%
Net Interest Margin (FTE)	3.57%	3.47%	+ 2.9%
Efficiency Ratio	61.78%	66.37%	- 6.9%

WesBanco

Net Interest Margin


NIM
Yield on Earning Assets
Cost of Funds
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3.47%
5.65%
2.52%
3.46%
5.28%
2.05%
3.57%
5.26%
1.91%
1Q'09
4Q '09
1Q '10

WesBanco

Growing & Diversified Noninterest Income



Other (Sec. Gains, BOLI, etc.)
Service Charges & Fees
Insurance (Net)
Securities brokerage (Net)
Trust
($MM)
$70
$60
$50
$40
$30
$20
$10
$0
$40.4
$52.9
$57.3
$64.6
$61.0
2006
2007
2008
2009
1Q'10
Annualized

- Noninterest income contributes over 27% of 1Q '10 revenue.
- Deposit service charges income up 1.9% from 1Q '09.
- Non-bank offerings (trust, insurance, securities) contribute over $23 million in 2010 annualized revenue.
- Trust fees are up 21% from 1Q '09 and 13% from 4Q '09.

WesBanco

Wealth Management Services

- $2.8B of assets under management/custody.
- Over 5,000 trust relationships.
- 4 locations in WV & OH
- Improving performance as asset values recover.
- Product capabilities:
  - Trust
  - Investment mgmt.
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage
  - Retirement plans



Assets Under Management ($B)
Management Fees ($MM)
$15.0
$16.2
$14.9
$13.7
$16.5
$3.0
$3.1
$2.4
$2.7
$2.8
2006
2007
2008
2009
1Q'10
Annualized

WesBanco
Trust and Investment Services

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Mar. 31, 2010	Dec. 31, 2009
Up 1% Rate Shock	+2.0%	-0.4%
Up 2 % Rate Shock	-0.3%	-4.7%
Up 3 % Rate Shock	-2.9%	-9.6%
Up 2 % Rate Ramp	+2.6%	+0.9%

Peer Group – Price / Tangible Book Value



Recent Common Equity Raise*
(x)
Price / Tangible Book Value (X)
Redeemed TARP / Did Not Receive
Still Has TARP
Median (Excl. WSBC): 1.82x
3.00
2.25
1.50
0.75
0.00
2.82
2.42
2.18
2.15
1.97
1.89
1.82
1.79
1.52
1.33
1.23
1.21
1.07
0.97
UBSI
STBA
FNB
CHCO
IBNK
PRK
FFBC
ONB
WSBC
PEBO
SRCE
FCF
FRME
MSFG

	UBSI	STBA	FNB	CHCO	IBNK	PRK	FFBC	ONB	WSBC	PEBO	SRCE	FCF	FRME	MSFG
TCE/ TA (%)	6.20	7.10	5.84	9.79	0.42	7.66	9.49	8.62	6.06	7.12	8.81	7.55	4.99	6.03
NPAs / Loans + OREO (%)	1.84	2.92	3.11	1.39	11.51	5.95	1.69	2.06	3.06	3.39	3.57	4.26	4.32	5.51
Stock Price ($)	29.36	24.46	9.17	34.62	1.14	68.95	19.78	13.47	17.73	17.49	19.38	6.57	9.12	8.09

Source: SNL Financial and FactSet Research Systems
Peer group includes select banks located in Western Pennsylvania, Ohio, Indiana and West Virginia with assets between $1 billion and $10 billion
Data as of the most recent quarter available; Pro forma for pending and recently completed whole bank acquisitions and capital raises
** Common equity offerings since January 2008*
Market data as of 4/28/2010

WesBanco

Peer Group – Price / Normalized Earnings

Price / Normalized Earnings (x) (1)



Median (Excl. WSBC): 11.5x
20.00
15.00
10.00
5.00
0.00
8.8x
9.8x
10.2x
10.4x
10.8x
11.5x
13.2x
13.3x
13.8x
19.0x
FCF
WSBC
CHCO
MSFG
FNB
STBA
FFBC
ONB
UBSI
IBNK

Source: FactSet Research Systems
Data through 4/28/2010; pro forma for recent equity raises, repayment of TARP and acquisitions
(1) PRK, FRME, SRCE, and PEBO valuations not available

WesBanco

Current Market Update

Market Performance – Cycle-to-Date


200%
160%
120%
80%
40%
06/30/08
12/12/08
05/29/09
11/12/09
04/28/10
WesBanco Inc. (+ 3.38%)
KBW Regional Banking Index (+ 6.12%)
KBW Bank Index (-5.11%)
S&P 500 Index (-6.92%)

Market Performance – YTD


160%
150%
140%
130%
120%
110%
100%
90%
12/31/09
01/29/10
02/26/10
03/29/10
04/28/10
WesBanco Inc. (+ 43.68%)
KBW Regional Banking Index (+ 26.09%)
KBW Bank Index (+ 29.15%)
S&P 500 Index (+ 6.84%)

Source: Fact Set Research Systems

WesBanco

Analyst Comments on 1Q Earnings

"WesBanco's first quarter 2010 earnings showed improvement with regard to credit costs and the net interest margin." -*Stephen M. Moss*

Janney Montgomery Scott

"While the increase [in provision expense] is indicative of a continued challenging economic environment, PTTP earnings capacity is significant at the company ….." - *P. Carter Bundy, CFA*

Stifel Nicolaus

"WesBanco's solid pre-tax, pre-provision earnings power, loan loss reserve levels and prospective earnings leverage from improving credit quality serve to mitigate the unfavorable impact of the current operating environment." - *Douglas B. Rainwater, CFA, CPA*

Rodman & Renshaw

WesBanco

Why WesBanco?

- Earnings derived from diversified product lines, markets and customers.
- Efficient controls and delivery channels.
- Responsive to local market conditions and acquisition opportunities.
- Proven ability to manage risk effectively.
- Financially conservative; shareholder focused.

WesBanco

WesBanco